Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are advised of the following information relating to the dealing in securities by a director of major subsidiaries of MiX Telematics:

Name of director:	Patrick Fitzgerald
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited and MiX Telematics International Proprietary Limited
Transaction date:	16 September 2016
Class of securities:	Ordinary shares
Number of securities:	18 000
Highest traded price per security:*	R3.15
Weighted average price per security:	R2.92501
Lowest traded price per security:*	R2.90
Total value:	R52 650.16
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes
*Highest and lowest traded prices per security on the market on the day.

20 September 2016

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